UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

July 19, 2012

Commission File Number 1-6702

NEXEN INC.

(Translation of registrant’s name into English)

801- 7th Avenue S.W.
Calgary, Alberta, Canada, T2P 3P7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                  Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 and 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the Registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File No.’s 333-119276, 333-118019 and 333-13574), Form F-3 (File No.’s 333-172612, 333-142670, 333-142652 and 333-84786) and Form F-10 (File No. 333-174753).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXEN INC.
(Registrant)

Date: July 19, 2012

	By:	/s/ Alan O’Brien
Alan O’Brien
Senior Vice President, General Counsel and Secretary

Form 6-K Exhibit Index

Exhibit Number	Description

99.1	Unaudited Consolidated Condensed Financial Statements for the three and six months ended June 30, 2012

99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2012

99.3	Certificate dated July 19, 2012 of Kevin J. Reinhart, Interim President and Chief Executive Officer, regarding the “Certification of Interim Filings” pursuant to National Instrument Form 52-109 F2

99.4	Certificate dated July 19, 2012 of Una M. Power, Interim Chief Financial Officer, regarding the “Certification of Interim Filings” pursuant to National Instrument Form 52-109 F2